Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India.
CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

April 3, 2017

Surveillance Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.: Your email dated April 3, 2017

Sub: Clarification on news item appeared on CNBC TV18 dated April 3, 2017 captioned ‘US FDA started Srikakulam inspection on March 27, 2017. No major observation from US FDA yet on Srikakulam plant.’

This is with reference to your email dated April 3, 2017, seeking clarification on the above subject.

‘In this regard, please note that the reports being flashed by some media are speculative and unverified. The Company has not issued any statement as the audit is still in progress.’

We regularly inform all concerned on material events and presently do not have any other information which is material to the Company’s operations or consolidated results.

Further, the movement in price of Company’s scrip is completely market driven and hence the Company has no comments to offer on share price movement.

This is for your information and record.

With regards,

/s/Sandeep Poddar

Sandeep Poddar

Company Secretary

CC: New York Stock Exchange Inc. (Stock Code: RDY)